UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated June 30, 2015

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING

HELD ON JUNE 25, 2015

Date, time and place: Held on June 25, 2015, at 08:30 a.m., at Rua Fidêncio Ramos, 302, 4th floor, Tower B, Building Vila Olímpia Corporate, Vila Olímpia, in the City of São Paulo, State of São Paulo

Call notice: Call notice was weaved, due to the attendance of all members of the Board of Directors, pursuant the item 6 of its Internal Rules.

Attendance: Present the totality of members of the Company’s Board of Directors: Messrs. José Luciano Duarte Penido (Chairman of the Board of Directors); Alexandre Gonçalves Silva; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; João Henrique Batista de Souza Schmidt; Julio Cesar Maciel Ramundo; Marcos Barbosa Pinto; and Raul Calfat.

Meeting Board:                                                    Mr. José Luciano Duarte Penido — Chairman.

Mrs. Claudia Elisete Rockenbach Leal — Secretary.

Agenda: In accordance with the terms of the article 17 of the Company’s Bylaws, (i) approve the appointment of Mr. Júlio César Rodrigues da Cunha to exercise the function of non-statutory Officer of Engineering and Projects of the Company; (ii) approve the composition of the Advisory Committees’ to the Company’s Board of Director; (iii) approve, in accordance with the terms of Clause 4.2.3 of the Policy of Authorities of the Company, the review of the Fund Raising Plan of the Company, jointly with Fibria-MS Celulose Sul Mato-grossense Ltda (“Fibria-MS”), in order to raise funds for the implementation of Horizonte 2 Project; and (iv) authorize the Board of Officers to execute any and all necessary acts to fulfill the terms established in (iii).

Resolutions:  After discussion and analysis of the matters included on the agenda, the following resolutions were passed without reservations and/or qualifications, by the unanimous vote of the Directors:

(i)                           Approve the appointment of Mr. Júlio César Rodrigues da Cunha, Brazilian Citizen, single, engineer, bearer of ID card RG no. 13.595.003-X, issued by SSP/SP, enrolled with CPF/MF under no. 611.587.126-34, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Rodovia General Euryale de Jesus Zerbine, Km 84, Zip Code 12340-010, to exercise the function of non-statutory Officer of Engineering and Projects of the Company with effects as of this date.

(i)                 Approve the composition of all of the Advisory Committees to the Company’s Board of Directors, as described below, whose term of office will always match with the term of members of Board of Directors, with exception to the Statutory Audit Committee, which will follow the term of office established with the article 29, paragraph 2 of the Company’s Bylaws.

STATUTORY AUDIT COMMITTEE — CAE

Coordinator and member:	Maria Paula Soares Aranha
Member and financial specialist:	Julio Sergio de Souza Cardozo
Member:	José Écio Pereira da Costa Junior
Secretary:	Everson Zaczuk Bassinello

The Board of Directors certifies and recognizes the independence of the members of the Statutory Audit Committee described above, as well certifies that its members are in comply with the requirements of the CVM Instruction No. 509/2011.

FINANCIAL COMMITTEE

Coordinator	Guilherme Perboyre Cavalcanti
Members:	Victor Guilherme Tito
Marcos Barbosa Pinto
Sergio Augusto Malacrida Jr.
Secretary:	Marcelo Campos Habibe
Invited:	Sergio José Suarez Pompeo

INNOVATION COMMITTEE

Coordinator and member:	Carlos Augusto Lira Aguiar
Members:	João Henrique Batista de Souza Schmidt
Eduardo Rath Fingerl
José Luciano Duarte Penido
Marcelo Strufaldi Castelli
Raul Calfat
Secretary:	Vinícius Nonino
Invited:	Fernando Bertolucci

PERSONEL AND REMUNERATION COMMITTEE

Coordinator na member:	Alexandre Gonçalves Silva
Members:	Gilberto Lara Nogueira
José Luciano Duarte Penido
Secretary:	Luiz Fernando Torres Pinto
Invited:	Eduardo Rath Fingerl

SUSTAINABILITY COMMITTEE

Coordinator:	José Luciano Duarte Penido
Members:	Ailton Alves Lacerda Krenak
Claudio Valladares Pádua
Naomar Monteiro de Almeida Filho
Sergio Besserman Vianna
Sergio Eduardo Weguelin Vieira
Carlos Alberto de Oliveira Roxo
Secretary:	Maria Luiza de Oliveira Pinto e Paiva
Invited:	Aires Galhardo
Paulo Ricardo Silveira

(ii)              Approve, in accordance with the terms of the Clause 4.2.3 of the Policy of Authorities of the Company, the review of the Company’s Fund Raising Plan, to be realized jointly with its controlled company Fibria-MS, from the USD 500,000,000.00 (five hundred million dollars) to the amount of USD 2,000,000,000.00 (two billion dollars), in order to raise funds for the implementation of Horizonte 2 Project, which was approved by the Company’s Board of Directors in the meeting held on May 14, 2015.

Closing: There being nothing else to address, the meeting was closed and these minutes were drawn, read, found to be accurate, approved and signed by all the members of the Board. Attendance: José Luciano Duarte Penido (Chairman of the Board of Directors); Alexandre Gonçalves Silva; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; João Henrique Batista de Souza Schmidt, Julio Cesar Maciel Ramundo; Marcos Barbosa Pinto; Raul Calfat; and Claudia Elisete Rockenbach Leal — Secretary.

I hereby certify that the present minutes are a true copy of the original which is filed at the Company’s headquarters.

São Paulo, June 25, 2015.

Signatures:

José Luciano Duarte Penido Chairman	Claudia Elisete Rockenbach Leal Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2015

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO